April 24, 2012

Mr. Edward Bartz

Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:  Dominion Funds, Inc., File Numbers 811-06727 & 33-49808

Dear Mr. Bartz:

Please find responses below to your comments provided on March 28, 2012 with respect to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Dominion Funds, Inc. (the "Company") under the Securities Act of 1933 and the Investment Company Act of 1940 ("Amendment No. 33"). Amendment No. 32 was filed with the Securities and Exchange Commission on February 16, 2012 pursuant to Rule 485 (a)(2) under the Securities Act of 1933 in order to register a new series of shares, the Foxhall Gold and Precious Metals Fund (the "Fund").

PROSPECTUS COVER

1. Comment:  Please revise the disclosures on the front cover page of the Prospectus to include only a brief (e.g, one sentence) description of the Fund's operations. Please remove the statement that Shares of the Fund are offered through Northern Lights Distributors, LLC.

Response:  The Fund has made the requested revisions.

PROSPECTUS SUMMARY SECTION

Fee Table

2. Staff Comment:  Please include in the Shareholder fees table the Fund's $15 redemption fee for shares redeemed by wire.

Response:  The Fund has made the requested revision.

3. Comment:  Please disclose in a footnote to the Annual Fund Operating Expenses table that Acquired Fund Fees and Expenses are estimates for the current fiscal year.

Response:  The Fund has made the requested revision.

4. Comment:  On footnote number (2) to the Annual Fund Operating Expense table, please confirm that the expense limitation will be in effect for at least one year after the effective date of the Fund's Registration Statement amendment. Please file a copy of the Operating and Expense Limitation Agreement as an exhibit to the Fund's Registration Statement amendment.

Response:  The expense limitation will be in effect through May 1, 2013. The Operating and Expense Limitation Agreement will be filed as an exhibit to the Fund's Registration Statement amendment.

Principal Investment Strategies

5. Comment:  The name Gold & Precious Metals Fund should include, as part of its 80% investment policy, investments in other precious metals, including gold. Explain why the name of the Fund is not misleading.

Response:  The Fund has changed the 80% investment policy to state: The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of its assets in equity and equity-related securities of companies that are principally engaged in the mining, fabrication, processing or distribution of gold, silver, platinum, palladium and other precious metals or in the development of such precious metals mines.

6. Comment:  The Fund's statement of its Principal Investment Strategies should be condensed to include a summary of the principal strategies in the Fund Summary section. Details of the Fund's Principal Investment Strategies should be included later in the Prospectus, as required by Item 9 of Form N-1A.

Response:  The Fund has made the requested revisions.

7. Comment:  Please state whether ETFs in which the Fund intends to invest will invest substantially all of their assets in gold, silver, platinum, palladium or other precious metals, in order to meet the Fund’s 80% investment policy.

Response:  The Fund states in the Prospectus that ETFs in which the Fund invests will invest substantially in gold, silver, platinum, palladium or other precious metals.

8. comment:  Please state supplementally why the Fund intends to invest in short ETFs.

Response:  Since gold and precious metals can be very volatile, in order to try to limit volatility or during very volatile times in order to manage risk in the portfolio, short ETFs (commonly known as inverse funds) may be used as a risk management tool.

9. Comment:  State supplementally how the Fund's derivative investments are valued for purposes of the Fund's' 80% investment policy.

Response:  Derivative investments will be used in the form of short and leveraged ETFs which invest substantially in gold, silver, platinum, palladium or other precious metals. These ETFs will be valued just like any other ETF in the portfolio, and are included in the Fund's 80% policy.

10. Comment:  Please explain supplementally the meaning of the following sentence: The notional value of the Fund's aggregate investments in short or leveraged ETFs will be limited so as to not exceed the net asset value of the Fund, after taking into account existing stock investments.

Response:  The notional value disclosure has been deleted.

11. Comment:  The sentence "Up to 20% of the Fund's net assets may be invested in companies developing gold, silver, platinum, palladium or other precious metals mines that have no current production from mining operations and no immediate source of cash flow." Should be moved to the first paragraph of the Summary section titled "Principal Investment Strategies of the Fund"

Response: The Fund has made the requested revision.

12. Comment: Please remove the section "Change in Investment Strategy" from the Summary section.

Response: The Fund has made the requested revision.

Principal Risks

13. Comment:  The Fund's statement of its Principal Risks should be condensed to include a summary of the principal risks in the Fund Summary section. Details of the Fund's Principal Risks should be included later in the Prospectus, as required by Item 9 of Form N-1A.

Response:  The Fund has made the requested revisions.

14. Comment: In the summary section, under "Principal Risks of Investing in the Fund", the third sentence states that "An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or by any bank or governmental agency." Please state supplementally if the Fund is to be sold through banks.

Response:  The Fund has removed the noted sentence.

15. Comment: Under the section "Derivatives Risk" a sentence states: Leveraged ETFs may give rise to an obligation on the part of the Fund for future payments or liabilities that are larger than the initial margin or premiums required to maintain such positions." Please explain supplementally the meaning of this sentence.

Response:  The leveraged ETFs disclosure has been deleted.

16. Comment:  In the summary section, call, credit and interest rate risks relate to investments in bonds.  Please explain supplementally why these risks are included in the summary section of Principal Risks of Investing in the Fund.

Response:  These risks relate to the Fund's investments when in a temporary defensive position. As such, they are not principal risk, and have been moved to a section of the Summary risk section titled, "Other Investment Strategies and Non-Principal Risks of Investing in the Fund".

PROSPECTUS

Investment Risks

17. Comment:  Under the "Investment Risks" section, determine that all risks listed here are summarized in the summary section. If there are non-principal risks, separate the risk section into two sections, one for principal risks and non-principal risks. Particularly note that the following risks disclosed in the "Investment Risk" section are not included in the Summary section: Foreign Economy Risk, Currency Risk, Governmental Supervision and Regulation/Accounting Standards Risk, Certain Risks of Holding Fund Assets Outside the United States, Settlement Risks, Portfolio Turnover and Money Market Instruments. Please include a summary of these risks in the Summary section of the Prospectus.

Response:  All risks listed under the "Investment Risks" section are now summarized in the summary section, including Foreign Economy Risk, Currency Risk, Governmental Supervision and Regulation/Accounting Standards Risk, Certain Risks of Holding Fund Assets Outside the United States, and Settlement Risks. Certain non-principal risks have been separated into a section titled "Other Investment Strategies and Non-Principal Risks of Investing in the Fund," including Risk of Portfolio Turnover and Money Market Instruments and Other Short-Term Investments.

Management - Portfolio Manager

18. Comment: Describe Mr. Dietrich's business experience during the past five years.

Response:  The Fund has provided the requested disclosure.

Redemption of Shares - Market Timing

19. Comment:  Please describe the Fund's market timing policy with the specific called for in Item 11(e)(4)(iii) of Form N-1A, as it applies to the Fund.

Response:  The Fund has revised the market timing policy disclosures in accordance with Item 11(e)(4)(iii) of Form N-1A.  Currently, the Fund has a policy to reject or restrict purchase or exchange requests when trading activity suggests a shareholder may be engaged in market timing (Item 11(e)(4)(iii)(F)). Currently, the Fund has not adopted a policy to use the restrictions stated in Form N-1A, Item 11(e)(4)(iii)(A)-(E), and therefore has not included these in the Prospectus disclosures.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Restrictions - Fundamental Investment Policies

20. Comment:  Please include as a fundamental investment policy that the Fund concentrates its investments in the gold and other precious metals industry.

Response:  The Fund has added the requested fundamental investment policy.

Management of the Fund

21. Comment:  The Fund should disclose why it has determined that its leadership structure is appropriate given the specific circumstances of the Fund.

Response:  The Fund has made the requested disclosures.

22. Comment:  Please disclose an estimate of each Board member's fees for service on the Fund Board for the current fiscal year ending June 30, 2012.

Response: The Fund has made the requested disclosures.

In addition to the revisions describe above, the Fund has also revised portions of fundamental investment policies, which have been or will be approved by the Board of Directors prior to a public offering of Fund shares.  These changes as well as comment-related changes are marked and included in the attachment to this letter.

The Company has authorized me to convey to you that the Registrant acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of the Company’s filing or in response to your comments on its filing.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Attachment

Cc:

Paul Dietrich

Chairman and President

Dominion Funds, Inc.